United States securities and exchange commission logo





                           September 1, 2020

       John M. Butler
       President and Chief Executive Officer
       Insurance Acquisition Corp.
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104-2870

                                                        Re: Insurance
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed August 19,
2020
                                                            File No. 333-239896

       Dear Mr. Butler:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2020 letter.



       Amendment No. 1 to Registration Statement on Form S-4, Filed August 19, 2020

       Frequently Used Terms
       Net Asset Floor, page 2

   1. You disclose that Net Asset Floor "means negative $11,525,000 if the Closing Date is on or prior to September
30, 2020, and negative $18,525,000 if the Closing Date is after
                                                        September 30, 2020,"
and on page 80 that "the Net Asset Floor used to determine the adjustment in respect
of the Net Asset Amount changes in amount over time based on the timing of the Closing
Date." Please disclose whether and to what extent the Net Asset
                                                        Floor amounts will
change if the Extension Amendment is approved. For example, please
 John M. Butler
FirstName LastNameJohn    M. Butler
Insurance Acquisition Corp.
Comapany 1,
September  NameInsurance
              2020        Acquisition Corp.
September
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         disclose, if applicable, the Net Asset Floor amounts for a transaction with a Closing Date after September 30, 2020 but prior to November 3, 2020, or a Closing Date after
         November 3, 2020.
Unaudited Pro Forma Combined Financial Information
Pro Forma Combined Balance Sheet, page 69

2. Please clarify for us and in the filing how the debt to be repaid disclosed in "Repaid
         Indebtedness" on page 81, which appears to include the $12.5 million drawn under the
         DDTL in July 2020, is reflected in the pro forma balance sheet. Describe the sources of the funds to repay this indebtedness.
3. Please clarify for us whether the expenses to be incurred upon consummation of the business combination associated with the four advisory and consulting agreements entered into June 2020 disclosed under "Contractual Obligations" on pages 158 and 159 are reflected in the pro forma balance sheet. If so, please indicate the amount of the expenses and the source of their payment.
Background of The Merger, page 90

4. We note your response to comment 9, and your amended disclosure on page 94 that, in consideration of pursuing a business combination with a target outside of the insurance company, your representatives discussed, among other things, "the ability to utilize a third party consultant to assist in due diligence, specifically to assess the technology platform."
         Please clarify when and if you utilized a third-party consultant, and briefly describe discussions with this consultant, if applicable. If you did not utilize a consultant, please disclose how you assessed Shift's technology platform, considering your initial determination that, in the event you were to pursue a target outside of the insurance industry, a consultant may be helpful to asses the technology platform.
5. We note your response to comment 13, and your amended disclosure throughout the background section, including your disclosure on page 97 that, with respect to the Lithia debt, "Shift and the Company agreed to continue discussions as to whether to repay such indebtedness at a future date, depending on then current market conditions and the availability and terms of debt financing that might become available over time."
         However, we were unable to find disclosure in this section regarding the subsequent negotiations regarding the Lithia indebtedness. Please amend your background disclosure to discuss the subsequent negotiations, if any, related to the Lithia indebtedness and any terms of repayment agreed upon by the parties.
Certain Projected Financial Information, page 110

6. We note your response to comment 15, and your amended disclosure that "[t]he unaudited projected financial information assumes Shift more than doubles its total revenues year-
         over-year in 2021 and 2022. This revenue growth is primarily driven by growing ecommerce unit sales, which assumes two new hub launches per year in 2020, 2021 and
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FirstName LastNameJohn    M. Butler
Insurance Acquisition Corp.
Comapany 1,
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Page 3     1, 2020 Page 3
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         2022, as well as a larger brand marketing budget to driver higher unit sales in its existing markets." This amended disclosure does not appear to be completely responsive to our comment. Please describe the assumptions related to "industry performance and competitions, [and] economic, market and financial conditions."
Proposal No. 3     Classification of the Board of Directors, page 118

7. Please amend your filing to add risk factor disclosure related to the risks to shareholders, including anti-takeover effects, if the proposal for your classified board of directors is approved.
Shift's Strategy, page 167

8. We note your response to comment 24, and your amended disclosure on page 167 that, "in
         April of 2019 Shift entered the Portland market and captured and sustained a meaningful
         portion of market share in Shift   s first 6 months of operations in
the market." Considering
         your disclosure that "[yo]ur Portland market launch provides a case study in [y]our repeatable new market entry plan," and that "[you] have seen remarkable success in
         Portland," please clarify whether you sustained a meaningful portion of market share and whether your market share continued to grow in the Portland market through your year-
         ended December 31, 2019, and the interim period through June 30, 2020. Non-GAAP Financial Measures, page 184

9. You adjust GAAP gross profit for non-repair labor to arrive at the non-GAAP measure
            adjusted gross profit.    You describe this adjustment to refer to
payroll costs for labor at
         your hubs that are not directly applied to the preparation of vehicles for sale. This adjustment may violate Rule 100(b) of Regulation G. Also refer to Question 100.01 of
         staff   s Compliance & Disclosure Interpretations on    Non-GAAP
Financial Measures.
         Please advise and revise as appropriate.
Shift's Management's Discussion and Analysis of Financial Condition and Results of Operations
Three Month's Ended June 30, 2020 and 2019
Ecommerce Vehicle Revenue, Net, page 190

10. We note your response to comment 29, and your amended disclosure on page 190 that
         "the shelter-in-place ordinances as a result of the COVID-19 pandemic also initially resulted in lower buyer and seller activity, but soon rebounded as [you] saw weekly sales volumes return to pre-COVID levels five weeks following the ordinances." However, this statement appears to conflict with a statement on page 41 of the August 2020 investor presentation filed as Exhibit 99.1 to your 8-K filed August 19, 2020, that " 'Shift management indicates that recent unit sales volumes are tracking only 15% or so below much stronger levels experienced in February.' " Please revise your disclosure to address this inconsistency, or tell us why these disclosures appear to conflict.
 John M. Butler
Insurance Acquisition Corp.
September 1, 2020
Page 4
General

11. We note your response to comment 33, and that you have filed as an exhibit the One-
      Sided Marketplace Agreement with Lithia Motors, Inc. Please clarify whether the OSM
      Agreement is the same as the Used Vehicle Sales Agreement referenced on page 225. If not, please file the Used Vehicle Sales Agreement, as well as your various financing agreements with Lithia, as exhibits to your filing,or tell us why you are not required to do
      so. See Item 601(b)(10) of Regulation S-K.
       You may contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at 202-551-2545 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn M. Butler
                                                            Division of
Corporation Finance
Comapany NameInsurance Acquisition Corp.
                                                            Office of Trade &
Services
September 1, 2020 Page 4
cc:       Sean M. Donahue
FirstName LastName